SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 11, 2004

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On February 16, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Affiliated Persons Report for the fiscal quarter ended December 31, 2003 (the "Affiliated Persons Report") with the Russian Federal Commission for Securities Market ("FCSM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

     The requirements for the contents of the Affiliated Persons Report and criteria for the information to be disclosed in the Affiliated Persons Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     Terms used in the Affiliated Persons Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Affiliated Persons Report, contact Olga V. Mokhoreva, Head of the Securities Department OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by e-mail at
mokhoreva@hq.rt.ru.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    March 12, 2004                By:    /s/ Vladimir I. Androsik
                                          -----------------------------------
                                       Name:  Vladimir I. Androsik
                                       Title: Deputy General Director -
                                              Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Affiliated Persons Report filed with the Federal Commission for Securities Market.

                                                                      Exhibit 99



                           AFFILIATED PERSONS REPORT

                 Open Joint Stock Company for Long-distance and
                    International Communications Rostelecom,
                             (Issuer code: 00124-A)


                             as of December 31, 2003





General Director                                          Dmitry Y. Yerokhin

                                                               [signed]

                                                                [seal]








                           LIST OF AFFILIATED PERSONS

.............................................................................. .......................... .....................
                             Affiliated person                                   Number of Company's       Equity stake of
                                                                                stock held by person          person, %
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Stanislav P. Avdiyants                                                       Ordinary: 1100              0,00081%
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 20, 2003                                                             Preferred: 6800
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vadim E. Belov                                                                      -                       -
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Nikolay P. Emelyanov
Residence: Veliky Novgorod
Status: Member of the Board of Directors (Supervisory Board)                              -                       -
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Sergey I. Kuznetsov                                                                 -                       -
Residence: S.-Petersburg
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 15, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Alexander V. Lopatin
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 20, 2003                                                                    -                       -
Status: Member of collective executive body
Elected: June 1, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Stanislav N. Panchenko                                                              -                       -
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Victor A. Polishchuk                                                                -                       -
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Irina M. Ragozina
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)                              -                       -
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Michael V. Slipenchuk
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)                              -                       -
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Evgeny V. Yurchenko
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)                              -                       -
Elected: June 20, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Valery N. Yashin
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)                              -                       -
Elected: June 20, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Sergey L. Akopov
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: April 15, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vladimir I. Androsik
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: June 1, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dmitry M. Gurevich
Residence: Moscow
Status: Member of collective executive body                                               -                       -
Elected: August 13, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dmitry Y. Yerokhin
Residence: Moscow
Status: Member of collective executive body                                          Ordinary: -
Elected: June 1, 2002                                                              Preferred: 3600             0.00037%
Status: Sole executive body
Elected: November 11, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vadim Y. Izotov
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: June 1, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Igor A. Kalugin
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: April 15, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Alexander A. Lutsky
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: June 6, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vladimir K. Mironov
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: June 6, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Galina V. Rysakova
Residence: Moscow
Status: Member of collective executive body                                               -                       -
Elected: December 03, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dmitry V. Sigalov
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: August 13, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vladimir V. Terekhov
Residence: S.-Petersburg
Status: Member of collective executive body                                               -                       -
Elected: June 6, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Gulnara Sh. Khasyanova
Residence: Moscow                                                                   Ordinary: 964
Status: Member of collective executive body                                        Preferred: 1503             0.00025%
Elected: April 15, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dagestan Open Joint Stock Company of Communications& Informatics
Location: 367012, Republic of Dagestan, city of Makhachkala, Lenin st., bld.1
Postal address: 367012, Republic of Dagestan, city of Makhachkala, Lenin
st., bld.1
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which this entity belongs to the same group:
Dagestan Open Joint Stock Company of Communications&Informatics is an
entity directly controlled by JSC Svyazinvest.
Effective from:  July 8, 1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................

Name: Subsidiary company, Closed Joint Stock Company "Armavir plant for manufacturing of communications equipment"
Location: 352903, Krasnodar region,city of Armavir,Urupskaya st.,bld. 1A
Postal address: 352903, Krasnodar region,city of Armavir,Urupskaya st.,bld.
1A
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group
Subsidiary company, Closed Joint Stock Company "Armavir plant for manufacturing of communications equipment" is an entity under indirect control of  JSC "Svyazinvest".
Effective from: October 11, 2002

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Avtocentre Yug"
Location: 353900, Krasnodar region, city of Novorossiysk, Myskhakskoye av., bld.48
Postal address: 353900, Krasnodar region, city of Novorossiysk,
Myskhakskoye av., bld.48
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: Closed
Joint Stock Company "Avtocentre Yug is an entity under indirect control of JSC
"Svyazinvest" Effective from: October 11, 2002

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
 Name: Closed Joint Stock Company "AKIB for development of communications means and informatics Pochtabank"
Location: 614600, city of Perm, Lenin st., bld. 68
Postal address: 614600, city of Perm, Lenin st., bld. 68
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group Closed
Joint Stock Company "AKIB for development of communications means and informatics Pochtabank"is under indirect control of JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Altay Investment Company Altincom"
Location: 656049, city of Barnaul, Papanin st., bld. 96
Postal address: 656049, city of Barnaul, Papanin st., bld. 96
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Altay Investment Company Altincom" is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Close type, JSC "Altel"
Location: 656099,city of Barnaul, Lenin av., bld.54A
Postal address: 656099,city of Barnaul, Lenin av., bld.54A
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: Close type, JSC "Altel" is under indirect control of JSC "Svyazinvest"
Effective from: September 30, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Close type, JSC "AMT"
Location: 123007,city of Moscow, Khoroshevskoe av., bld. 42a
Postal address: 123007,city of Moscow, Khoroshevskoe av., bld. 42a
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group :
Close type, JSC "AMT" is under indirect control of JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Baikalwestcom"
Location: 664005, city of Irkutsk, 2d Zheleznodorozhnaya, bld. 68
Postal address: 664005, city of Irkutsk, 2d Zheleznodorozhnaya, bld. 68
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Baikalwestcom" is under indirect control of JSC
"Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Briz" Limited Liability Company
Location: 121002, city of Moscow, Starokonushenniy per.,bld. 17/1
Postal address: 121002, city of Moscow, Starokonushenniy per.,bld. 17/1
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Briz" Limited Liability Company  is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Vladimir-Teleservice"
Location: 600017,city of Vladimir, Gorokhovaya st., bld. 20
Postal address: 600017,city of Vladimir, Gorokhovaya st., bld. 20uncapped
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Vladimir-Teleservice" is under indirect control of JSC "Svyazinvest"
 Effective from: March 31 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Vologodsk cellular communications"
Location: city of Vologda, Zosimovskaya st., bld. 109
Postal address: city of Vologda, Zosimovskaya st., bld. 109
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Vologodsk cellular communications" is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "VSNET"
Location: Khanty-Mansi Autonomous area, city of Surgut, Kukuevitskiy st., bld. 6
Postal address: Khanty-Mansi Autonomous area, city of Surgut, Kukuevitskiy
st., bld. 6
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company "VSNET" is under indirect control of JSC
"Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Dagestan cellular communications"
Location: 367012,city of Makhachkala, Lenin st, bld.3
Postal address: 367012,city of Makhachkala, Oscar st., bld. 7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Dagestan cellular communications" is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Eniseiytelecom"
Location: 660017,city of  Krasnoyarsk-17, Mira av., bld.102
Postal address: 660017,city of  Krasnoyarsk-17, Mira av., bld.102
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Eniseiytelecom" is under indirect control of
JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Ermak RMS"
Location: Tumensk region, city of Khanty-Mansijsk, Komintern st., bld. 3
Postal address: Tumensk region, city of Khanty-Mansijsk, Komintern st., bld. 3
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company "Ermak RMS" is under indirect control of JSC
"Svyazinvest"
Effective from: March 3, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Infinvest"
Location: 614070, city of Perm, Gagarin blvd., bld. 32
Postal address: 614070, city of Perm, Gagarin blvd., bld. 32
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Infinvest " is under indirect control of JSC
"Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC " Mobile Telecommunications"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 119121, city of Moscow, Pluschikha st., bld. 55/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
CJSC " Mobile telecommunications"  is under indirect control of JSC
"Svyazinvest"
Effective from: September 15, 1998
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company CenterTelecomService of Moscow district
Location: Kolomensky pr. 1A, 115446 Moscow, Russia
Postal address: Kolomensky pr. 1A, 115446 Moscow, Russia
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: CJSC
CTS MD is an entity indirectly controlled by JSC Svyazinvest.
Effective from: July 07, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company " Narodny Telephony Saratov"
Location: 410600, city of Saratov, Kiselev st., bld. 40
Postal address: 410600, city of Saratov, Kiselev st., bld. 40
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company" Narodny Telephony Saratov"  is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company " Nizhegorodskiy cellular communications"
Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi
Postal address: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company"Nizhegorodskiy cellular communications "  is under indirect control of JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company " Nizhegorodteleservice"                                 -                       -
Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi
Postal address: 603107, city of Nizhniy Novgorod, Zhukov sq., bld. 3
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company"Nizhegorodteleservice "  is under indirect control of JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Novgorod Datacom"
Location: city of Veliky Novgorod, Pankovka, Industrialyanya st., bld.22
Postal address: city of Veliky Novgorod, Michailova st., bld. 20
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company "Novgorod Datacom" is under indirect control of
JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Ozdorovitelniy complex Orbita"                          -                       -
Location: 352840, Krasnodar region, Tuapse district, village Olginka
Postal address: 352840, Krasnodar region, Tuapse district, village Olginka
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company "Ozdorovitelniy complex Orbita" is under indirect control of JSC "Svyazinvest"
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Orenburg GSM"
Location: 460000, city of Orenburg, Volodarskogo  st., bld.11
Postal address: 460052 city of  Orenburg, P.B. 2153
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Orenburg GSM" is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Open telecommunications"
Location: 103375, city of Moscow, Tverskaya st., bld.7
Postal address: 103375, city of Moscow, Tverskaya st., bld.7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Open telecommunications" is under indirect control of JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Permtelecom"
Location: 614000, city of  Perm, Podlesnaya  st., bld.45
Postal address: 614000, city of  Perm, Podlesnaya  st., bld.45
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Permtelecom" is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Puls Radio Yoshkar Ola"
Location: city of  Ioshkar Ola, Sovetskaya  st., bld.138
Postal address: city of  Ioshkar Ola, Sovetskaya  st., bld.138
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Puls Radio Yoshkar Ola" is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Region-net"
Location: 630099, city of  Novosibirsk, Dobrolubov  st., bld.12
Postal address: 630099, city of Novosibirsk, Dobrolubov  st., bld.12
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Region-net" is under indirect control of JSC
"Svyazinvest"
 Effective from:  March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Rostelegraph"
Location: 103375, city of Moscow, Tverskaya st., bld.7
Postal address: 103375, city of Moscow, Tverskaya st., bld.7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company "Rostelegraph" is under indirect control of JSC
"Svyazinvest"
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "RusLeasingCommunications"
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6
Postal address: 119991, GSP-1, V49, city of Moscow, Tverskaya st., 2d
Spasonalivkovskiy per., bld.6
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company "RusLeasingCommunications " is under indirect control of JSC "Svyazinvest"
 Effective from: May 29, 1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Saint-Petersburg center of
Telecommunications"
Location: 193232, city of Saint-Petersburg , Bolshevikov pr., bld.24
Postal address: 199053, city of Saint-Petersburg, 3d line VO, bld.30/32
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company Saint-Petersburg center of Telecommunications"
is under indirect control of JSC "Svyazinvest"
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Svyazinform complect"
Location: 454087, city of  Chelyabinsk , Darwin st., bld.4A
Postal address: 454087, city of  Chelyabinsk , Darwin st., bld.4A
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Svyazinform complect  is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Svyazproekt"
Location: 123824, city of  Moscow , Narodnoe opolchenie st., bld.29/2
Postal address: 123824, city of  Moscow , Narodnoe opolchenie st., bld.29/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company Svyazproekt  is under indirect control of JSC
"Svyazinvest"
 Effective from: September 30, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Cellular communications of Birobidjan"
Location: 682200, city of  Birobidjan, 60-years Anniversary of the USSR
av., bld.16
Postal address: 682200, city of  Birobidjan, 60-years Anniversary of the
USSR av., bld.16
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company Cellular communications of Birobidjan is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Cellular communications of Mordovia"
Location: Russia, Republic of Mordovia, city of  Saransk
Postal address: 430000, city of  Saransk, Bolshevistskaya st., bld.13
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Cellular communications of Mordovia  is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC "Startcom"
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6
Postal address: 129010, city of Moscow, Bol. Spasskaya st., 12, office 56
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : CJSC
Startcom is under indirect control of JSC "Svyazinvest"
Effective from: August 20, 1998
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Stack GSM"
Location: 650099, city of Kemerovo, Sovetskiy pr., bld.61
Postal address: 650099, city of Kemerovo, Sovetskiy pr., bld.61
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Stack GSM  is under indirect control of JSC
"Svyazinvest"
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Telegraph"
Location: 103009, city of Moscow, Tverskaya st., bld.7
Postal address: 103009, city of Moscow, Tverskaya st., bld.7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Telegraph is under indirect control of JSC
"Svyazinvest"
Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Telesvyazinform"
Location: 430000, city of  Saransk, Bolshevistskaya st., bld.13
Postal address: 430000, city of  Saransk, Bolshevistskaya st., bld.13
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Telesvyazinform  is under indirect control of
JSC "Svyazinvest"
Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Telecom-Alaniya"
Location: Republic of Northern Ossetia, 362040, city of  Vladikavkaz,
Kirova st., bld.47
Postal address: Republic of Northern Ossetia, 362040, city of  Vladikavkaz,
Kirova st., bld.47
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company Telecom-Alaniya is under indirect control of JSC
"Svyazinvest"
 Effective from:October11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "TyumenRusCom"
Location: 625048, city of  Tyumen, Malygina st., bld.56
Postal address: 625048, city of  Tyumen, Malygina st., bld.56
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company TyumenRusCom is under indirect control of JSC
"Svyazinvest"
 Effective from:October11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Ul'yanovsk-GSM"
Location: 432601, city of  Ul'yanovsk, Tolstogo st., bld.60
Postal address: 432063, city of  Ul'yanovsk,, Krasnoarmeysk st., bld.41
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Ul'yanovsk-GSM  is under indirect control of JSC
"Svyazinvest"
 Effective from: October11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Ural-Teleservice"
Location: 620110, city of Ekaterinburg, Lunacharskogo st., bld.134B
Postal address: 620027,  city of  Ekaterinburg, Shevchenko st., bld.9/423
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Ural-Teleservice is under indirect control of
JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Uralwestcom"
Location: 620026, city of Ekaterinburg, Dekabristov st., bld.20
Postal address:620026,  city of  Ekaterinburg, Dekabristov st., bld.20
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Uralwestcom is under indirect control of JSC
"Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "FK-Svyaz"
Location: 109316, city of Moscow, Volgogradsky av., bld.14 (Board of
Management)
Postal address:105023,  city of  Moscow, Malaya Semenovskaya st.
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group :
Closed Joint Stock Company FK-Svyaz is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Centel"
Location: 103375, city of Moscow, Tverskaya st., bld. 7
Postal address: 103375, city of Moscow, Tverskaya st., bld. 7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Centel  is under indirect control of JSC
"Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Centre vnedreniya spetsializirovannykh system" (Centre for introduction of specialized systems)
Location: 454005, city of Chelyabinsk, Kirova st., bld. 161
Postal address: 454005, city of Chelyabinsk, Kirova st., bld. 161
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company Centre vnedreniya spetsializirovannykh system is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Centre material'no-tekhnicheckogo obespecheniya (Logistics center)
Location: 350001, city of  Krasnodar, Vishnyakov st., bld. 5/2
Postal address: 350001, city of  Krasnodar, Vishnyakov st., bld. 5/2
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company Centre material'no-tekhnicheckogo obespecheniya system is under indirect control of JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "CentreTelecomService"
Location: 141400, Moscow region, city of Khimki, Proletarskaya st., bld.
23/101
Postal address: 130031, city of  Moscow, Dmitrovskiy per., bld. 3/1
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company CentreTelecomService is under indirect control of JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Tsifrovye telekommunikatsii" (Digital telecommunications)
Location: 42800, city of Cheboksary, Gagarin st., bld. 20A
Postal address: 42800, city of Cheboksary, Gagarin st., bld. 20A
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : Closed
Joint Stock Company Tsifrovye telekommunikatsii" is under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Yugsvyazstroy"
Location: 352840, city of Krasnjdar, Ayvazovskiy st., bld. 110/1
Postal address: 352840, city of Krasnjdar, Ayvazovskiy st., bld. 110/1
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Yugsvyazstroy" is under indirect control of JSC
"Svyazinvest"
Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Yuzhno-Sibirskaya Cellular Communications"
Location: city of Barnaul, Severo-Zapadnaya st., bld. 13
Postal address: city of Barnaul, Severo-Zapadnaya st., bld. 13
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Yuzhno-Sibirskaya Cellular Communications " is
under indirect control of JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company "Yuzhno-Ural'skiy Sotovyj Telefon"
Location: 454000, city of Chelyabinsk, Vorovskiy st., bld. 46
Postal address: 454000, city of Chelyabinsk, Vorovskiy st., bld. 46
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Closed Joint Stock Company Yuzhno-Ural'skiy Sotovyj Telefon " is under indirect control of JSC "Svyazinvest"
Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Non-Governmental Pension Fund "Region-Svyaz"
Location: 454000, city of Chelyabinsk, Tsvilling st., bld. 10
Postal address: 454000, city of Chelyabinsk, Vorovskiy st., bld. 10
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Non-Governmental Pension Fund "Region-Svyaz" is under indirect control of
JSC "Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Non-Governmental Pension Fund "Svyazist"
Location: 454000, city of Chelyabinsk, Tsvilling st., bld. 10
Postal address: 454000, city of Chelyabinsk, Vorovskiy st., bld. 10
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Non-Governmental Pension Fund "Svyazist" is under indirect control of JSC
"Svyazinvest"
Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Non-Commercial Partnership "Centre for studies of problems of telecommunications development"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 119121, city of Moscow, Smolenskaya st., bld. 3
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Non-Commercial Partnership "Centre for studies of problems of telecommunications development"" is under indirect control of JSC
"Svyazinvest"
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name :"Intmashservice" Limited Liability Company
 Location: 400005, city of Volgograd, Central district
Postal address: 400131, city of Volgograd, Golubinskaya st., bld. 8
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
:"Intmashservice" Limited Liability Company  is under indirect control of
JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Nam: Private Security  Service Company "Zashchita" Limited Liability
Company
Location: 400005, city of Volgograd, Sovetskaya st., bld. 47/1
Postal address: 400131, city of Volgograd, Mira st., bld.9
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group :
"Zashchita" Limited Liability Company is under indirect control of JSC
"Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"AMT", Limited Liability Company
Location: city of S.Petersburg, Sinopskiy emb., bld. 14
Postal address: 191186, city of S.Petersburg, Bol'shaya Morskaya st., bld.3-5
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : "AMT",
Limited Liability Company is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Artelecom Service", Limited Liability Company
Location: 163071, city of Arkhangelsk, Priorov pr., bld.4
Postal address: 163071, city of Arkhangelsk, Priorov pr., bld.4
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Artelecom Service, Limited Liability Company  is under indirect control of
JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Bona", Limited Liability Company
Location: 163061, city of Arkhangelsk, Troitskiy pr., bld. 45
Postal address: 163061, city of Arkhangelsk, Troitskiy pr., bld. 45
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group : "                 -                       -
"Bona", Limited Liability Company  is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Vlad Page", Limited Liability Company
Location: 600000, city of Vladimir, Gorkogo st., bld. 42
Postal address: 600000, city of Vladimir, Gorkogo st., bld. 42
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
:"Vlad Page", Limited Liability Company  is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Vladimirskyi Taksofone", Limited Liability Company
Location: 600014, city of Vladimir, Stroiteley st., bld. 32B
Postal address: 600014, city of Vladimir, Stroiteley st., bld. 32B
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Vladimirskyi Taksofone", Limited Liability Company is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Vyatka  Page", Limited Liability Company
Location: city of Kirov, Ural'skaya st., bld. 1
Postal address: city of Kirov, Oktyadrskyi av., bld. 115
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Vyatka  Page", Limited Liability Company  is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Vyatskaya  Cellular Communications", Limited Liability Company
Location: city of Kirov, Ural'skaya st., bld. 1
Postal address: city of Kirov, Ural'skaya st., bld. 1
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Vyatskaya  Cellular Communications", Limited Liability Company  is under indirect control of JSC "Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Giprosvyaz-Consulting", Limited Liability Company
Location: 123298, city of Moscow, Khoroshevskaya 3d st., bld. 11
Postal address: 123298, city of Moscow, Khoroshevskaya 3d st., bld. 11
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Giprosvyaz-Consulting", Limited Liability Company  is under indirect control of JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"MobilCom", Limited Liability Company
Location: 600017, city of Vladimir, Mira st., bld. 17
Postal address: 600017, city of Vladimir, Mira st., bld. 17
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
MobilCom", Limited Liability Company  is under indirect control of JSC
"Svyazinvest"
 Effective from: October 11, 2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Om-Tel", Limited Liability Company
Location: 644031, city of Omsk, Anebuita st., bld. 96/1-76
Postal address: 644031, city of Omsk, October 10th st., bld. 201
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Om-Tel" Company, Limited Liability Company : An employee of JSC "Rostelecom", simultaneously acts as the sole executive body of "Om-Tel" Limited Liability
Company
 Effective from: March 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name : Limited Liability Company Pagetelecom                                                                      -
Location: Cherepovets, pr. Stroiteley 6, 162627 Vologodskaya obl.
Postal address: Cherepovets, pr. Stroiteley 6, 162627 Vologodskaya obl.
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The
Limited liability Company "Pagetelecom" is an entity indirectly controlled
by JSC Svyazinvest.                                                                       -
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Radio-Rezonans
Location: Oksky s`ezd 8, 603022 Nizhny Novgorod
Postal address: Oksky s`ezd 8, 603022 Nizhny Novgorod
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Radio-Rezonans is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Russian-American Joint Venture Izhcom
Location: st. Karl Marx 206, 426057 Izhevsk
Postal address: st. Karl Marx 206, 426057 Izhevsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Russian-American Joint Venture Izhcom is an
entity indirectly controlled by JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Svyaz-Service-Irga                                        -                       -
Location: st. Esenina 21, 390046 Ryazan
Postal address:  st. Esenina 21, 390046 Ryazan
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The
Limited Liability Company Svyaz-Service-Irga is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company SvyazProjectService
Location: 3Khoroshovskaya st. 11, 123298, Moscow
Postal address: 3Khoroshovskaya st. 11, 123298, Moscow
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company SvyazProjectService is an entity indirectly controlled by JSC Svyazinvest.
Effective from:28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company TelecomTerminal
Location: pr. Lenina 13, 153000, Ivanovo
Postal address: pr. Lenina 13, 153000, Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company TelecomTerminal  is an entity indirectly controlled by JSC Svyazinvest.
Effective from:11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Telecomstroy
Location:  st. Parizhskoy Kommuny 92, 153017, Ivanovo
Postal address: 2 Minsky per. 16, 153017, Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Telecomstroy  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 30.09.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Tyumentelecom-Invest
Location: st. Respubliki 56, 625000 Tyumen
Postal address: st. Respubliki 56, 625000 Tyumen
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Tyumentelecom-Invest  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Udmurtskie sotovye seti-450 (Mobile network-450 of Udmurtia)
Location: st. Pushkinskaya  206, 426034, Izhevsk
Postal address: st. Pushkinskaya  206, 426034, Izhevsk
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: The
Limited Liability Company Udmurtskie sotovye seti-450  is an entity indirectly controlled by JSC Svyazinvest.
Effective from:11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company UralInformTV
Location: st. Krupskoy 2, 614060 Perm
Postal address: st. Krupskoy 2, 614060 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company UralInformTV  is an entity indirectly controlled by JSC Svyazinvest.
Effective from:11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Uralcom
Location: : st. Krupskoy 2, 614060 Perm
Postal address: st. Krupskoy 2, 614060 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Uralcom  is an entity indirectly controlled by
JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Faktorial-99
Location: per.Bratsky 47, 344082, Rostov-on-Don
Postal address: per.Bratsky 47, 344082, Rostov-on-Don
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Faktorial-99  is an entity indirectly controlled by JSC Svyazinvest.
Effective from:11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Centrum
Location: st. Antikainena 22, 185000 Petrozavodsk
Postal address: : st. Antikainena 22, 185000 Petrozavodsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Centrum  is an entity indirectly controlled by
JSC Svyazinvest.
Effective from:11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Yug-Giprosvyaz
Location: st. Gagarina 67, 350062 Krasnodar
Postal address: st. Gagarina 67, 350062 Krasnodar
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company Yug-Giprosvyaz  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: LLC Security company Okhrana svyazi (communications security)
Location: st. Karpinskogo 63, 614022 Perm
Postal address: st. Karpinskogo 63, 614022 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
LLC Security company Okhrana svyazi is an entity indirectly controlled by
JSC Svyazinvest.
Effective from:28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: LLC Private Security company ROS
Location: st. Dzerzhinskogo 30, 440062 Penza
Postal address: st. Dzerzhinskogo 30, 440062 Penza
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
LLC Private Security company ROS   is an entity indirectly controlled by
JSC Svyazinvest.
Effective from:01.12.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: LLC Private Security company Ekrantelecom
Location: st. Pirogova 13, 634034 Tomsk
Postal address: : st. Pirogova 13, 634034 Tomsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
LLC Security company Ekrantelecom  is an entity indirectly controlled by
JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company A-svyaz
Location: st. B. Khmelnitskogo 42, 675000 Amurskaya obl., Blagoveshchensk
Postal address:st. Shevchenko 7, 675000 Amurskaya obl., Blagoveshchensk
 Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Open Joint Stock Company A-svyaz   is an entity indirectly controlled by
JSC Svyazinvest.
Effective from:10.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC VolgaTelecom
Location: pl. Maxima Gorkogo, Dom Svyazi,  603000 Nizhny Novgorod
Postal address: pl. Maxima Gorkogo, Dom Svyazi,  603000 Nizhny Novgorod
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
VolgaTelecom   is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Giprosvyaz
Location: 3 Khoroshovskaya 11, 123298 Moscow
Postal address: 3 Khoroshovskaya 11, 123298 Moscow
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Giprosvyaz   is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Dalnevostochnaya kompaniya Elekrosvyazi (Far-Eastern telecom company)
Location: st. Svetlanskaya 57, 690600 Vladivostok
Postal address: st. Svetlanskaya 57, 690600 Vladivostok
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: OJSC
Dalsvyaz   is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC InfoTeKS Taganrog Telecom
Location: st. Oktyabrskaya 19, 347920 Rostovskaya obl., Taganrog
Postal address: : st. Oktyabrskaya 19, 347920 Rostovskaya obl., Taganrog
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: OJSC               -                       -
InfoTeKS Taganrog Telecom is an entity indirectly controlled by JSC
Svyazinvest.
Effective from: 10.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Kostromskaya gorodskaya telefonnaya set (Kostroma intercity telephone network)
Location: st. Gagarina 6, 156023 Kostroma
Postal address: : st. Gagarina 6, 156023 Kostroma
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Kostromskaya gorodskaya telefonnaya set  is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Lensvyaz
Location: st. B. Morskaya 61, 190000 St-Petersburg
Postal address: : st. B. Morskaya 61, 190000 St-Petersburg
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Lensvyaz is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC NGTS-Page
Location:: st. Vystavochnaya 15/3, Novosibirsk-78
Postal address: st. Siberyakov Gvardeitsev 22, Novosibirsk-78
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
NGTS-Page  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Regionalnyye informatsionnyye seti (Regional information network)
Location: st. Kirova 86, 630102 Novosibirsk
Postal address: st. Trudovaya 1, Novosibirsk
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
RIS  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Svyaz of Komi Republic
Location: st. Lenina 60, 167610 Syktyvkar
Postal address: st. Lenina 60, 167610 Syktyvkar
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Svyaz of Komi Republic  is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Severo-Zapadnyi Telecom (North-Western Telecom)
Location: st. B. Morskaya 24, 191186 St-Petersburg
Postal address: : st. B. Morskaya 24, 191186 St-Petersburg
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: OJSC               -                       -
Severo-Zapadnyi Telecom  is an entity directly controlled by JSC
Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Sibirtelecom
Location: st. Lenina 5, 630099 Novosibirsk
Postal address: st. Lenina 5, 630099 Novosibirsk
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Sibirtelecom  is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Stavtelecom named after V.V. Kuzminov
Location: pr. Oktyabrskoi Revolutsii 10/12, 355035 Stavropol
Postal address: pr. Oktyabrskoi Revolutsii 23, P.O. Box 15/85,  355035
Stavropol
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Stavtelecom named after V.V. Kuzminov  is an entity directly controlled by
JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Telecom of Ryazan oblast
Location: st. Svobody 36, 390006 Ryazan
Postal address: st. Svobody 36, 390006 Ryazan
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: OJSC               -                       -
Telecom of Ryazan oblast   is an entity indirectly controlled by JSC
Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Uralsvyazinform
Location: st Lenina 68, 614096 Perm
Postal address: st Lenina 68, 614096 Perm
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Uralsvyazinform  is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Centralnaya telecommunicatsionnaya kompaniya (Central telecom company)
Location: st. Proletarskaya 33, Khimki, 141400 Moskovskaya oblast
Postal address: st. Narodnogo Opolcheniya 29/2, 123154 GSP-317 Moscow
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Centrtelecom is an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Centralnyi telegraph
Location: st. Tverskaya 7, 103375 Moscow
Postal address: st. Tverskaya 7, 103375 Moscow
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Centralnyi telegraph  an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:OJSC Yuzhnaya telecommunicatsionnaya companiya (Southern telecom company)
Location: st. Karasunskaya 66, 350000 Krasnodar
Postal address: st. Karasunskaya 66, 350000 Krasnodar
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
YTK   an entity directly controlled by JSC Svyazinvest.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited partnership company Teleport-Ivanovo (TPI)
Location: st Tashkentskaya 90, 153032 Ivanovo
Postal address: : st Tashkentskaya 90, 153032 Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group:                    -                       -
Limited partnership company Teleport-Ivanovo  is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 11.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company Tatincom-T
Location: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic
Postal address: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Tatincom-T is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Tver Telecom
Location: Novotorzhskaya st. 24, 170000 Tver, Russia
Postal address: Novotorzhskaya st. 24, 170000 Tver, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 31, 2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Vladimir N. Zyryanov
Place of residence: Ekaterinburg
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the same group: This               -                       -
individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity.
Elected: 31.03.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Yury S. Koksharov
Place of residence: Ulan- Ude
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the same group: This               -                       -
individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity.
Elected: 31.03.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Eugeny Yu. Sekerin
Place of residence:  Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the same group: This               -                       -
individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity.
Elected: 31.03.2003
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Che Chekhon
Place of residence:  Omsk
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the same group: This        Ordinary: 2 750
individual, while employed by OJSC Rostelecom simultaneously serves as a          Preferred: 7 200             0.00102%
sole executive body of the other legal entity.
Elected: 31.03.2003

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: OJSC Investitsionnaya companiya svyazi (JSC Svyazinvest)
Location: st. Tverskaya 7, 103375 Moscow
Postal address: st. Plushchikha 55 buld.2, 119121 Moscow                        Ordinary: 369 224 907
Status: This entity is entitled to dispose 20% of the Company's voting              Preferred: -                38.00%
shares.
Effective from: 8.07.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited liability company INFORMTECH
Location: st. Sokhanya 7, 334200 Ukraine, The Crimea
Status: The Joint Stock Company is entitled to dispose of over 20% of the
total number of votes, corresponding to the shares (contributions,                        -                       -
participation interests) that make up charter (depository) capital of this entity.
Effective from: 5.11.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Autonomous non-commercial organization NTCS TsNIIS-RTC
Location: 1-projezd Perova polya 8, 111141 Moscow
Postal address: 1-projezd Perova polya 8, 111141 Moscow
Status: The Company is entitled to dispose of over 20% of the total number                -                       -
of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity.
Effective from: 26.02.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC Razbeg-Megafon
Location: st. Trifonovskaya 56, 129110 Moscow
Postal address: st. Trifonovskaya 56, 129110 Moscow
Status: The Company is entitled to dispose of over 20% of the total number                -                       -
of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity.
Effective from: 28.11.1994
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Subsidiary company Boarding House Malakhit
Location: st. Sherbakova 15,  334200 Republic of Ukraine, Autonomous
Republic of Crimea
Postal address: st. Sherbakova 15,  334200 Republic of Ukraine, Autonomous
Republic of Crimea                                                                        -                       -
Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity.
Effective from: 5.12.2001.
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Aquapark-RT
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Delegatskaya st., 5, 103091 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 29.03.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Westelcom
Location: Sushchevsky Val st., 26, 127018 Moscow, Russia
Postal address: Sushchevsky Val st., 26, 127018 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 06 .12.1992
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: Dubovaya Roshcha st., 25, bld. 2, 127427 Moscow, Russia
Postal address: Sytinsky per., 3/25, bld. 5, 103104 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 20.09.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Inzhenerny Tsentr
Location: Kazakova st., 16, 103064 Moscow, Russia
Postal address: Kazakova st., 16, 103064 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 16.06.1995
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Incom
Location: Subovsky Boulevard, 27/26, bld. 3, 119021 Moscow, Russia
Postal address: Subovsky Boulevard, 27/26, bld. 3, 119021 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity, participation interests) that make up the Charter (depositary)
capital of this entity
Status is effective from: 30.11.2000
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Moskovsky Tsentr Novykh Tekhnology
Telekommunikatsy (The Moscow Center of New Telecommunications Technologies)
Location: Arbat st., 46, 121002 Moscow, Russia
Postal address: Arbat st., 46, 121002 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the                 -                       -
total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 09.10.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Rostelecomport
Location: Oktyabrskaya st., 22, 188450 Kingisepp, Leningrad Region, Russia
Postal address: 1-ya Beryozovaya Alleya, 6, 197022 St. Petersburg, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 31.12.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company RTC-Internet
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 30.09.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company RTC-Tsentr
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 01.03.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Rustel
Location: Degtyarny per., 6, bld. 2, Moscow, Russia
Postal address: Pavla Korchagina st., 2, Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 05.08.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Strakhovaya Compania Profsoyuza Rabotnikov
Svyazi "Costars" ("Costars" Insurance Company of the Telecommunications
Employee Labor Union)
Location: Leninsky pr., 42, bld. 3, of. 33-08, 117119 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the                 -                       -
total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 19.10.1993
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Telebarents
Location: Parkovaya st., 37, 185014 Petrozavodsk, Russia
Postal address: Parkovaya st., 37, 185014 Petrozavodsk, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 10.07.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Telecom-Tsentr
Location: Dubovaya Roshcha st., 25, 127427 Moscow, Russia
Postal address: Dubovaya Roshcha st., 25, 127427 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 15.02.1994
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Telecomcity
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Delegatskaya st., 5, 103091 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 03.06.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Teleport-TP
Location: Prospect Mira, VVTs, 129223 Moscow, Russia
Postal address: Prospect Mira, VVTs, 129223 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 09.04.1992
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company ROSPAC
Location: Bryusov per., 2a, 103009 Moscow, Russia
Postal address: Bryusov per., 2a, 103009 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 18.06.1992
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Information Agency "Informkuryer-Svyaz"
Location: 4th Verkhny Mikhailovsky proezd, 6, bld. 1, 117419 Moscow, Russia
Postal address: Sovkhoznaya st., 4, bld. 1, 108382 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity, participation interests) that make up the Charter (depositary)
capital of this entity
Status is effective from: 15.12.2000
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Scientific and Technical Center CIISAO
Location: Zeleny pr., 7, 111141 Moscow, Russia
Postal address: Zeleny pr., 7, 111141 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 28.11.2000
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Commercial Bank Russky Aktseptny Bank ("Russian Acceptance Bank")
Location: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 27.06.1996
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Supplementary Liability Company Television and Radio Company "Yalta"
Location: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine
Postal address: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 03.12.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Yeniseyskoye Televidenie (Yenisei
Television)
Location: Botkina st., 63, 660100 Krasnoyarsk, Russia
Postal address: Botkina st., 63, 660100 Krasnoyarsk, Russia
Status: The Company is entitled to dispose of more than 20 percent of the                 -                       -
total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 23.09.1993
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company Moscow Long-Distance Telephone
Exchange No. 9 ("MMTS-9")
Location: Butlerova st., 7, 117485 Moscow, Russia
Postal address: Butlerova st., 7, 117485 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the                 -                       -
total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 23.05.1997
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company RTComm.RU
Location: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 06.02.2002
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company Central Company "Business Network"                         -                       -
Location: Marshala Vasilevskogo st., 1, bld. 2, 123098 Moscow, Russia
Postal address: Marshala Vasilevskogo st., 1, bld. 2, 123098 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 27 .06.1996
.............................................................................. .......................... .....................





  CHANGES TO THE LIST OF AFFILIATED PERSONS RECORDED IN THE REPORTING QUARTER

     1. Dmitry Ye. Yerokhin was elected as General Director of OJSC Rostelecom.

     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
                             Affiliated person                                   Number of Company's       Equity stake of
                                                                                stock held by person          person, %
.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dmitry Y. Yerokhin                                                             Ordinary: -               0.00037%
Location: Moscow
Status: Member of collective executive body
Status is effective from: 1.06.2002                                               Preferred: 3 600
.............................................................................. .......................... .....................


     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Dmitry Y. Yerokhin                                                             Ordinary: -               0.00037%
Residence: Moscow
Status: Member of collective executive body
Elected: June 1, 2002
Status: Sole executive body                                                        Preferred: 3600
Elected: November 11, 2003
.............................................................................. .......................... .....................


     2. The power of Sergey I. Kuznetsov, General Director and Chair of Management Board, was ceased.

     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Sergey I. Kuznetsov
Residence: S.-Petersburg
Status: Member of the Management Board
Elected: March 12, 2001
Status: Sole executive body                                                               -                       -
Elected: July 03, 2001
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 15, 2003
.............................................................................. .......................... .....................


     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Sergey I. Kuznetsov                                                                 -                       -
Residence: S.-Petersburg
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 15, 2003
Information changed on: November 03, 2003
.............................................................................. .......................... .....................

     3.  Galina  V.  Rysakova  was  elected  as a  member  of  Management  Board
Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Galina V. Rysakova
Residence: Moscow
Status: Member of collective executive body                                               -                       -
Elected: December 03, 2003
Information changed on: November 03, 2003
.............................................................................. .......................... .....................


     3. The following  persons were removed from Rostelecom's List of Affiliated
Persons:
     3.1 OJSC RTC-Leasing. Information changed on: December 31, 2003. Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company RTC-Leasing
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Delegatskaya st., 5, 103091 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 02.11.1998
.............................................................................. .......................... .....................

     3.2 OJSC Moscow Cellular Communications. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company Moscow Cellular Communications
Location: Vorontsovskaya st., 18/20, 109044 Moscow, Russia
Postal address: Vorontsovskaya st., 18/20, 109044 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 10.11.2000
.............................................................................. .......................... .....................

     3.3 Non-State  Pension Fund  Rostelecom-Garantiya. Information  changed on:
December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Non-State Pension Fund Rostelecom-Garantia
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Status is effective from: 16 .11.1999
.............................................................................. .......................... .....................

     3.4 Limited Liability Company CT-Mobile. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company CT-Mobile
Location: st. Tverskaya 7, 103375 Moscow
Postal address: : st. Tverskaya 7, 103375 Moscow
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: The                -                       -
Limited Liability Company CT-Mobile is an entity indirectly controlled by
JSC Svyazinvest.
Effective from: 28.07.2003
.............................................................................. .......................... .....................


     4. The following  persons were included to Rostelecom's  List of Affiliated
Persons:
     4.1 Open Joint Stock Company Tatincom-T. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Open Joint Stock Company Tatincom-T
Location: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic
Postal address: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: OJSC
Tatincom-T is an entity indirectly controlled by JSC Svyazinvest.
Effective from: 2003
.............................................................................. .......................... .....................

     4.2 Limited Liability Company Tver Telecom.Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Limited Liability Company Tver Telecom
Location: Novotorzhskaya st. 24, 170000 Tver, Russia
Postal address: Novotorzhskaya st. 24, 170000 Tver, Russia
Status: The Company is entitled to dispose of more than 20 percent of the
total number of votes corresponding to the shares (contributions,                         -                       -
participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 31, 2003
.............................................................................. .......................... .....................


     5. Changes of name in Rostelecom's List of Affiliated Persons:
     5.1  CJSC   Moscow   Telecommunications   Company   is   renamed   to  CJSC
CenterTelecomService of Moscow district. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company Moscow Telecommunications Company
Location: Kolomensky pr. 1A, 115446 Moscow, Russia
Postal address: Kolomensky pr. 1A, 115446 Moscow, Russia
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: CJSC
MTC is an entity indirectly controlled by JSC Svyazinvest.
Effective from: July 07, 2003
.............................................................................. .......................... .....................

     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: Closed Joint Stock Company CenterTelecomService of Moscow district
Location: Kolomensky pr. 1A, 115446 Moscow, Russia
Postal address: Kolomensky pr. 1A, 115446 Moscow, Russia
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group: CJSC
CTS MD is an entity indirectly controlled by JSC Svyazinvest.
Effective from: July 07, 2003
.............................................................................. .......................... .....................

     5.2 LLC Arkhangelsk City Telephone Network is renamed to LLC Artelecom Service. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Arkhangelsk City Telephone Network", Limited Liability Company
Location: 163071, city of Arkhangelsk, Priorov pr., bld.4
Postal address: 163071, city of Arkhangelsk, Priorov pr., bld.4
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group : "                 -                       -
Arkhangelsk City Telephone Network", Limited Liability Company  is under indirect control of JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................

     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name:"Artelecom Service", Limited Liability Company
Location: 163071, city of Arkhangelsk, Priorov pr., bld.4
Postal address: 163071, city of Arkhangelsk, Priorov pr., bld.4
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
Artelecom Service, Limited Liability Company  is under indirect control of
JSC "Svyazinvest"
 Effective from: July 28, 2003
.............................................................................. .......................... .....................

     6. Change of postal addresses in Rostelecom's List of Affiliated Persons
     6.1 Change of postal address of CJSC Mobile Telecommunications. Information changed on: December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC " Mobile Telecommunications"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 109147, city of Moscow, Marksistskaya st.., bld. 22
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
CJSC " Mobile telecommunications"  is under indirect control of JSC
"Svyazinvest"
Effective from: September 15, 1998
.............................................................................. .......................... .....................

     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC " Mobile Telecommunications"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 119121, city of Moscow, Pluschikha st., bld. 55/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :                   -                       -
CJSC " Mobile telecommunications"  is under indirect control of JSC
"Svyazinvest"
Effective from: September 15, 1998
.............................................................................. .......................... .....................


     6.2  Change of postal  address of CJSC  Startcom. Information  changed  on:
December 31, 2003.
     Information in Rostelecom's List of Affiliated Persons before the change:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC "Startcom"                                                                     -                       -
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6
Postal address: 123242, city of Moscow, Zoologicheskaya st., bld.26/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group :
CJSC Startcom  is under indirect control of JSC "Svyazinvest"
Effective from: August 20, 1998
.............................................................................. .......................... .....................

     Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

.............................................................................. .......................... .....................
.............................................................................. .......................... .....................
Name: CJSC "Startcom"
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6
Postal address: 129010, city of Moscow, Bol. Spasskaya st., 12, office 56
Status: The person belongs to the same group as the Company                               -                       -
The condition by virtue of which the person belongs to the same group : CJSC
Startcom is under indirect control of JSC "Svyazinvest"
Effective from: August 20, 1998
.............................................................................. .......................... .....................